As filed with the Securities and Exchange Commission on November 29, 2005.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION/DECLARATION

UNDER SECTION 3(B) AND RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

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KINDER MORGAN, INC.

500 Dallas Street, Suite 1000

Houston, Texas 77002

(Name of the company filing this statement and

address of its principal executive office)

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Joseph Listengart

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

(Name and address of agent for service)

Please also submit copies of all correspondence to:

Gary W. Orloff, Esq. Bracewell & Giuliani LLP 711 Louisiana St., Ste 2300 Houston, Texas 77002-2770 (713) 221-1306	Timothy Michael Toy, Esq. Bracewell & Giuliani LLP 1177 Avenue of the Americas, 19th Floor New York, New York 10036 (212) 508-6118

ITEM 1.

DESCRIPTION OF PROPOSED TRANSACTION

Applicant  Kinder Morgan, Inc. ("Kinder Morgan"), a Kansas corporation, and 0731297 B.C. Ltd., a corporation organized under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Kinder Morgan ("Merger Sub"), have entered into a Combination Agreement with Terasen Inc. ("Terasen"), a corporation organized under the laws of the Province of British Columbia, pursuant to which Kinder Morgan, through Merger Sub, will acquire the stock of Terasen in exchange for, at the election of Terasen shareholders, for each Terasen share held, either (i) C$35.75 in cash, (ii) 0.3331 shares of Kinder Morgan common stock, or (iii) C$23.25 in cash plus 0.1165 shares of Kinder Morgan common stock (the "Acquisition").  Each such election is potentially subject to proration.  Kinder Morgan hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting from all provisions of the 1935 Act certain foreign companies and intermediate companies that will be acquired by Kinder Morgan in conjunction with the Acquisition.

Terasen has five subsidiaries that are public-utility companies operating exclusively outside the United States.  All are Canadian utilities which, prior to and after the Acquisition, serve no customers in the United States and derive no income, directly or indirectly, from sources within the United States.  Terasen's Canadian utility subsidiaries ("Canadian Utilities") are as follows:

1.

Terasen Gas Inc. ("Terasen Gas"), a wholly-owned subsidiary of  Terasen, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in British Columbia;

2.

Terasen Gas (Vancouver Island) Inc. ("TGSI"), a wholly-owned, direct subsidiary of Terasen, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers on Vancouver Island and along the Sunshine Coast of British Columbia;

3.

Terasen Gas (Squamish) Inc. ("Squamish Gas"), a wholly-owned, direct subsidiary of Terasen Gas, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers in the Squamish district of British Columbia;

4.

Terasen Gas (Whistler) Inc., a wholly-owned, direct subsidiary of Terasen, is engaged in the distribution of piped propane gas to residential and commercial customers to the Resort Municipality of Whistler, British Columbia; and

5.

Terasen Multi Utility Services Inc., a wholly-owned subsidiary of Terasen, and certain of its subsidiaries, are engaged in the distribution of gas, propane and electricity in British Columbia.

Terasen owns, either directly or through other wholly-owned subsidiaries, 100% of the shares of each of the Canadian Utilities.  Upon and after the effective date of the Acquisition, Kinder Morgan may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.

APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

In support hereof, the Applicant states:

(1)

Kinder Morgan is a publicly held corporation organized under Kansas law with its principal offices located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.  Kinder Morgan engages directly and indirectly in the sale and distribution of gas to retail customers, among other non-public utility operations.  Neither Kinder Morgan nor any corporation owned and controlled by Kinder Morgan is a "holding company" or a "subsidiary company" of a holding company (in each case, other than in respect of (A) the Canadian Utilities and (B) Gas Natural del Noroestre, S.A. de C.V.) as defined in the 1935 Act.

(2)

Each of the Canadian Utilities is organized under the laws of the Province of British Columbia.

(3)

The Canadian Utilities derive no income, either directly or indirectly, from sources within the United States.  The Canadian Utilities are not qualified to do business in any state of the United States, nor is any Canadian Utility a public-utility company operating in the United States.  The Canadian Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States.

(4)

Section 3(b) of the 1935 Act provides that the Commission "shall exempt any subsidiary company, as such, from any provision or provisions of the 1935 Act, the application of which to such subsidiary company the Commission funds is not necessary in the public interest or for the protection of investors, if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States."

(5)

No Canadian Utility is a public-utility company operating in the United States.  The proposed investment will not affect the Canadian Utilities' status as public-utility companies subject to regulation by the laws of the jurisdiction in which the Canadian Utilities are organized and operate.  The Canadian Utilities do not derive any income from United States operations or sources within the United States.  As explained below, regulation of the Canadian Utilities under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers.  Therefore, as in the following cases, each of the Canadian Utilities satisfies the standards of section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act.  See Public Service Company of Colorado, HCAR No. 26671 (Feb. 19, 1997) ("PSC Colorado"); UtiliCorp United, Inc., HCAR No. 26353 (Aug. 7, 1995) ("UtiliCorp 1995"); UtiliCorp United, Inc., HCAR No. 26918 (Sept. 28, 1998) ("UtiliCorp 1998"); Duke Energy, Inc., HCAR No. 27496 (March 8, 2002) ("Duke Energy").

(6)

Although the Canadian Utilities would satisfy the requirements under section 33(a)(3) of the 1935 Act and become a "foreign utility company" ("FUCO") as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by section 33(f) of the 1935 Act would restrict the ability of Kinder Morgan to finance the acquisition of the Canadian Utilities as FUCOs.  The Commission has previously recognized that section 3(b) provides an alternative route for foreign acquisitions in identical circumstances. See PSC Colorado; UtiliCorp 1995; UtiliCorp 1998. (These opinions were issued after October 24, 1992, the date upon which section 33 was added to the 1935 Act.)

(7)

The legislative history of the Energy Policy Act of 1992, through which section 33 became law, makes clear that section 33 was to be read in a permissive-not a restrictive-manner.  Senator Donald Reigle, the Chairman of the Senate Banking Committee and a primary Senate proponent of the section 33 legislation, stated that "[w]hile section 33 is important, we must remember that international activities by utilities is permitted by current law. Specifically, under current law, the Securities and Exchange Commission has the authority to permit, on a case-by-case basis, utility functions outside the United States...The provisions of section 33 supplement these foreign options for utility operations and do not in any way limit the ability to pursue the SEC approval under current law...We must remember that the purpose of section 33 is to facilitate foreign investment, not burden it." Congressional Record, 102nd Cong., 8, 1992, 138 Cong. Rec. S. 17625 (emphasis supplied). See also Energy Policy Act of 1992, H.R. Conf. Report No. 102-1018 at 388, 1992 U.S.C.C.A.N. 2472, 2479 (1992); Entergy Corp., HCAR No. 25706 (Dec. 14, 1992).

(8)

Kinder Morgan will not seek recovery through higher rates to its domestic regulated utility customers for any possible loss it might sustain by reason of the proposed investment in the Canadian Utilities or for any inadequate returns on that investment.  Kinder Morgan's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Canadian Utilities, nor will the ability of the Wyoming Public Service Commission, the Colorado Public Utilities Commission or the Nebraska Public Service Commission, which have regulatory jurisdiction over Kinder Morgan's retail rates, to protect the interests of consumers in their respective states be adversely affected.

(9)

Kinder Morgan has submitted a letter dated August 16, 2005 to the Wyoming Public Service Commission ("WPSC"), a copy of which is attached hereto as Exhibit 3, and a letter dated August 25, 2005 to the Public Utilities Commission of Colorado ("PUCC"), advising that Kinder Morgan would comply with its existing shelf registration authorization from the PUCC and the existing blanket exemption from the WPSC and, in each case, confirming that no further regulatory approvals or actions would be requested from or required by either the PUCC or the WSPC with respect to the Acquisition and the issuance of Kinder Morgan stock in connection with the Acquisition.  Kinder Morgan received an advisory letter dated September 20, 2005 from the PUCC, a copy of which is attached hereto as Exhibit 4, advising of no further regulatory approval being required.  Although Kinder Morgan is also subject to the jurisdiction of the Nebraska Public Service Commission ("NPSC"), the NPSC does not have regulatory jurisdiction over securities issuance by Kinder Morgan and therefore no filings, reporting requirements or authorizations to or from the NPSC are required with respect to the Acquisition and the issuance of Kinder Morgan stock in connection with the Acquisition.

(10)

The State Commissions have previously issued letters to the Commission with regard to Kinder Morgan, certifying that each Commission "has the authority and resources to protect ratepayers of [Kinder Morgan] subject to its jurisdiction" and "intends to exercise its authority."1  The Commission has relied on similar certifications in granting exemptions under section 3(b) of the 1935 Act.  See, e.g., PSC Colorado.

(11)

Since Kinder Morgan is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors.  Hence, regulation of the Canadian Utilities as subsidiaries of a holding company is not necessary for either the public interest or for the protection of investors.

(12)

Kinder Morgan will maintain separate books of account for the Canadian Utilities and any of its subsidiaries that may control the Canadian Utilities and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent not already required under state law.

(13)

On the basis of the facts set forth in this Application/Declaration, the Commission should grant the Canadian Utilities the exemption without qualification provided for by 3(b) of the 1935 Act.

(14)

If the Canadian Utilities are exempt without qualification under Section 3(b) of the 1935 Act, then Kinder Morgan and its intermediate subsidiaries would be entitled to the exemption provided for by Rule 10 of the 1935 Act.  Kinder Morgan and its subsidiary companies that are parent entities of the Canadian Utilities will rely upon Rule 10(a)(1) to provide an exemption insofar as each is a holding company.  Kinder Morgan and each subsidiary company will rely upon Rule 11(b)(1) to provide an exemption from the approval requirements of sections 9(a)(2) and 10 to which they would otherwise be  subject.

(15)

In addition, if the Canadian Utilities and Kinder Morgan's intermediate subsidiaries are exempt under Section 3(b) of the 1935 Act, then Kinder Morgan would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

(16)

Due to the pending repeal of the 1935 Act, effective prior to 120 days following the close of Kinder Morgan's fiscal year, Kinder Morgan does not anticipate filing an annual report on Form U-33-S with respect to its current fiscal year.

ITEM 2.

FEES, COMMISSIONS AND EXPENSES

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1 See Kinder Morgan, Inc. Amended and Restated Form U-57, Notification of Foreign Utility Company Status, filed September 8, 2005 and filed herewith as Exhibit 8.

The combined estimated fees, costs and expenses of Kinder Morgan and Terasen in connection with the Acquisition, including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately USD $30 to $35 million.

ITEM 3.

APPLICABLE STATUTORY PROVISIONS

Sections 3(b), 9(a)(2), and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, Applicant hereby requests appropriate orders thereunder.

ITEM 4.

REGULATORY APPROVAL

In addition to the approval of the Commission under Section 3(b) requested in this Application/Declaration, Kinder Morgan has sought and received approval by or, where appropriate, provide notice to, the State Commissions and the British Columbia Utilities Commission for Kinder Morgan's acquisition of Terasen, its indirect acquisition of the Canadian Utilities, and its issuance of stock in connection with the Acquisition.  The applicable advisory letters and approvals are provided as Exhibits 3, 4, 5 and 7.

ITEM 5.

PROCEDURE

Kinder Morgan hereby waives a hearing with respect to this Application/Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  Kinder Morgan hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.

EXHIBITS

The following exhibits are hereby filed as a part of this Application/Declaration:

EXHIBIT 1

Form of Notice (attached).

EXHIBIT 2

Opinion of Counsel (attached).

EXHIBIT 3

Advisory Letter from Kinder Morgan to the Wyoming Public Service Commission dated August 16, 2005.

EXHIBIT 4

Advisory Letter from Colorado Public Utilities Commission to Kinder Morgan dated September 20, 2005.

EXHIBIT 5

Approval of Alaska Regulatory Commission dated November 8, 2005.

EXHIBIT 7

Approval of British Columbia Utilities Commission under Section 54 of the Utilities Commission Act dated November 10, 2005.

EXHIBIT 8

Kinder Morgan, Inc. Amended and Restated Form U-57, Notification of Foreign Utility Company Status, filed September 8, 2005.

ITEM 7.

INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

It is requested that copies of all orders, notices and communications with respect to the above Application/Declaration be served as follows:

Joseph Listengart Kinder Morgan, Inc. 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000
Gary W. Orloff, Esq. Bracewell & Giuliani LLP 711 Louisiana St., Ste 2300 Houston, Texas 77002-2770 (713) 221-1306	Timothy Michael Toy, Esq. Bracewell & Giuliani LLP 1177 Avenue of the Americas, 19th Floor New York, New York 10036 (212) 508-6118

WHEREFORE, Kinder Morgan respectfully requests that the Commission issue an order herein determining (i) that the Canadian Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act and (ii) that Kinder Morgan and its intermediate subsidiaries that directly or indirectly own voting securities of the Canadian utilities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Respectfully submitted,

KINDER MORGAN, INC.

By:   /s/ Joseph Listengart

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Joseph Listengart

Vice President and General Counsel

Dated:  November 29, 2005

Exhibit 1

FORM OF NOTICE

Notice is hereby given that Applicant Kinder Morgan Inc., a Kansas corporation ("Kinder Morgan"), and 0731297 B.C. Ltd., a corporation organized under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Kinder Morgan ("Merger Sub"), have entered into a Combination Agreement with Terasen Inc. ("Terasen"), a corporation organized under the laws of the Province of British Columbia, pursuant to which Kinder Morgan, through Merger Sub, will acquire the stock of Terasen in exchange for, at the election of Terasen shareholders, for each Terasen share held, either (i) C$35.75 in cash, (ii) 0.3331 shares of Kinder Morgan common stock, or (iii) C$23.25 in cash plus 0.1165 shares of Kinder Morgan common stock (the "Acquisition").  Each such election is potentially subject to proration.  The Applicant has applied under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting certain foreign public-utility companies that will be acquired by Kinder Morgan in conjunction with the Acquisition.  Pursuant to such exemption, Kinder Morgan and its intermediate subsidiaries would become exempt from all obligations as a holding company under Rule 10, promulgated by the Commission under the 1935 Act, and exempt from Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder.  All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.

The Applicant states that Terasen has five subsidiaries that are public-utility companies operating exclusively outside the United States.  All are Canadian utilities which, prior to and after the Acquisition, serve no customers in the United States and derive no income, directly or indirectly, from sources within the United States.  Terasen's Canadian utility subsidiaries ("Canadian Utilities") are as follows:

1.

Terasen Gas Inc. ("Terasen Gas"), a wholly-owned subsidiary of  Terasen, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in British Columbia;

2.

Terasen Gas (Vancouver Island) Inc. ("TGSI"), a wholly-owned, direct subsidiary of Terasen, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers on Vancouver Island and along the Sunshine Coast of British Columbia;

3.

Terasen Gas (Squamish) Inc. ("Squamish Gas"), a wholly-owned, direct subsidiary of Terasen Gas, is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers in the Squamish district of British Columbia;

4.

Terasen Gas (Whistler) Inc., a wholly-owned, direct subsidiary of Terasen, is engaged in the distribution of piped propane gas to residential and commercial customers to the Resort Municipality of Whistler, British Columbia; and

5.

Terasen Multi Utility Services Inc., a wholly-owned subsidiary of Terasen, and certain of its subsidiaries, are engaged in the distribution of gas, propane and electricity in British Columbia.

The Applicant states that Terasen owns, either directly or through other wholly owned subsidiaries, 100% of the shares of each of the Canadian Utilities.  Upon and after the effective date of the Acquisition, Kinder Morgan may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.

The Applicant states that each of the Canadian Utilities is organized under the laws of the Province of British Columbia.

The Applicant asserts that the Canadian Utilities derive no income, either directly or indirectly, from sources within the United States.  The Canadian Utilities are not qualified to do business in any state of the United States, nor is any Canadian Utility a public-utility company operating in the United States.  The Canadian Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States.

It is asserted that the operations of the Canadian Utilities are and will be exclusively in Canada and that Kinder Morgan's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Canadian Utilities, nor will the ability of the Wyoming Public Service Commission, the Colorado Public Utilities Commission or the Nebraska Public Service Commission to protect the interests of consumers in their respective states be adversely affected.

The Applicant asserts that the Canadian Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly that Kinder Morgan and its intermediate subsidiaries are entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

The Applicant asserts that if the Canadian Utilities are exempt without qualification under Section 3(b) of the 1935 Act, then Kinder Morgan and its intermediate subsidiaries would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

The Applicant also asserts that if the Canadian Utilities and Kinder Morgan's intermediate subsidiaries are exempt under Section 3(b) of the 1935 Act, then Kinder Morgan and its intermediate subsidiaries would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

Notice is further given that any interested person may, not later than ______________, request in writing that a hearing be held in respect of the request for exemption, relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549.  At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.